Mail Stop 3561

September 30, 2008

David M. Ratcliffe
Chairman, President and Chief Executive Officer
The Southern Company
30 Ivan Allen Jr. Boulevard N.W.
Atlanta, Georgia 30308

   Re: **The Southern Company**
       Form 10-K for Fiscal Year Ended December 31, 2008
       Filed February 25, 2008
       Proxy Statement on Schedule 14A
       Filed April 14, 2008
       Form 10-Q for Fiscal Quarter Ended March 31, 2008
       Filed May 7, 2008
       Form 10-Q for Fiscal Quarter Ended June 30, 2008
       Filed August 6, 2008
       File No. 001-03526

Dear Mr. Ratcliffe:

   We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended January 5, 2008</u>

<u>Item 3. Legal Proceedings, page I-28</u>

1. Please discuss in either Legal Proceedings section or in Note 3 of your Notes to Financial Statements the relief the class action plaintiffs seek in the Mirant Securities Litigation. In this regard, please describe the relief they seek on page I-20 where you disclose that "Mirant and the Official Committee of Unsecured Creditors of Mirant Corporation have filed a claim against Southern Company…" because the risk is not clearly articulated in this risk factor and, in fact, your discussion appears to be a restatement of information presented in Note 3 of your Notes to Financial Statements. Please revise this risk factor and provide, in a succinct fashion, how this risk factor affects Southern Company.

2. In either your Legal Proceedings section or in your discussion on page II-76 regarding various right of way litigation, please name the telecommunications company that has instituted litigation against certain subsidiaries of Southern Company seeking indemnification from the claims of property owners about the use of various rights of way. Also, please name the court in which the proceeding is pending. Refer to Item 103 of Regulation S-K.

<u>Item 9A. Controls and Procedures, page II-6</u>

<u>Disclosure Controls and Procedures, page II-6</u>

3. You state that your certifying officers concluded that your disclosure controls and procedures were effective in "timely alerting them to material information relating to [your] business (including [your] consolidated subsidiaries) required to be included in [your] periodic filings." In future filings, please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please state, if true, whether the same officers concluded the controls and procedures were effective to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." In this regard, you should remove your qualification of "materiality" and

"periodic" when you refer to information and reports, respectively, in your
definition of disclosure controls and procedures. Alternatively, you may simply
state that the officers concluded that your disclosure controls and procedures are
effective. Additionally, please confirm to us that your conclusion regarding
effectiveness would not change had these statements been included in the filing.

The Southern Company and Subsidiary Companies Management's Discussion and
Analysis of Financial Condition and Results of Operation, page II-9

Off-Balance Sheet Financing Arrangements, page II-40

4. We note on page II-148 that Alabama Power Company has guaranteed
   unconditionally the obligation of SEGCO under an installment sale agreement for
   the purchase of certain pollution control facilities at SEGCO's generating units,
   pursuant to which $24.5 million principal amount of pollution control revenue
   bonds are outstanding. Also, the Company has guaranteed $50 million principal
   amount of unsecured senior notes issued by SEGCO for general corporate
   purposes. To the extent material, please discuss the affect these arrangements
   have or are reasonably likely to have on your current or future financial condition,
   revenues or expenses, liquidity, results of operations, capital expenditures. Refer
   to Item 303(a)(4) of Regulation S-K.

Market Price Risk, page II-41

5. Your table regarding changes in fair value of energy-related derivative contracts
   on page II-42 discloses that the fair value of those contracts at the end of your
   2007 fiscal year was four million whereas it was $(82) million at the end of your
   2006 fiscal year end. Please discuss the reasons for this material quantitative
   change in the fair value of those contracts. Refer to Item 305(a)(3) of Regulation
   S-K.

Definitive Proxy Statement on Schedule 14A

Stock Options, page 29

6. We note that you have disclosed the percentage of base salary for each named
   executive officer that you use to determine the number of options granted.
   However, we were unable to locate a discussion as to how that percentage was
   determined. Please state how you determine the percentages.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director